UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8*)

___________________________________________________

Inseego Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

45782B104
(CUSIP Number)

Joseph A. Ferraro
450 Park Avenue, 30th Floor
New York, New York 10022
(212) 339-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HC2 Holdings 2, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,593,583

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,593,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,593,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Continental General Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Continental Insurance Group Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Continental LTC Inc. (f/k/a Continental Insurance Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HC2 Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,593,583

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,593,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,593,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 45782B104
SCHEDULE 13D
Explanatory Note

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D filed on September 16, 2014, as amended by Amendment No. 1 filed on November 21, 2014, Amendment No. 2 filed on February 26, 2015, Amendment No. 3 filed on March 30, 2015, Amendment No. 4 filed on July 30, 2015, Amendment No. 5 filed on January 12, 2016, Amendment No. 6 filed on March 22, 2016 and Amendment No. 7 filed on January 9, 2017 (as amended to date, the “Schedule 13D”), and relates to the shares of Common Stock, $0.001 par value (the “Shares”), of Inseego Corp (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 8. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

On December 4, 2018, Continental General Insurance Company (“CGIC”) agreed to sell (i) an aggregate of 9,752,729 Shares to Golden Harbor Ltd. (“Golden Harbor”) for an aggregate purchase price of $29,258,187, or $3.00 per share, pursuant to a purchase agreement, dated December 4, 2018, by and between CGIC and Golden Harbor and (ii) an aggregate of 1,721,070 Shares to North Sound Trading, LP (“North Sound”) for an aggregate purchase price of $5,163,210, or $3.00 per share, pursuant to a purchase agreement, dated December 4, 2018, by and between CGIC and North Sound (collectively, the “Purchase Agreements”). The sales were consummated on December 19, 2018.

The foregoing description of the Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreements, which are filed as exhibits to the Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b) As of the date hereof, HC2 Holdings 2, Inc. (“HC2 Holdings”) may be deemed to be the beneficial owner of 1,593,583 Shares, representing the beneficial ownership of 2.1% of the Shares, based on 73,392,179 Shares outstanding, as disclosed in Inseego Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (the “Quarterly Report”). The number of Shares beneficially owned includes Shares acquirable upon exercise of the warrant issued on March 26, 2015 (the “March 2015 Warrant”).

HC2 Holdings has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 1,593,583 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 1,593,583 Shares.

(a, b) As of the date hereof, HC2 Holdings, Inc. (“HC2”) may be deemed to be the beneficial owner of 1,593,583 Shares, representing the beneficial ownership of 2.1% of the Shares, based on 73,392,179 Shares outstanding, as disclosed in the Quarterly Report. The number of Shares beneficially owned includes Shares acquirable starting September 26, 2015 upon exercise of the March 2015 Warrant.

HC2 has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 1,593,583 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 1,593,583 Shares.

None of the other Reporting Persons beneficially owns any Shares as of the date hereof.

(c) Except as set forth above in Item 4 of this Amendment 8 or previously reported in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares within the last 60 days.

(d) None.

(e) As of December 19, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Purchase Agreements and is incorporated herein by reference. Copies of such agreements are attached as exhibits hereto, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits

Exhibit Number	Description
99.B	Purchase Agreement, dated as of December 4, 2018, by and between Continental General Insurance Company and Golden Harbor Ltd.
99.C	Purchase Agreement, dated as of December 4, 2018, by and between Continental General Insurance Company and North Sound Trading, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018

HC2 HOLDINGS 2, INC.

By:	/s/ Michael J. Sena
	Name:	Michael J. Sena
	Title:	Chief Financial Officer

CONTINENTAL GENERAL INSURANCE COMPANY

By:	/s/ James P. Corcoran
	Name:	James P. Corcoran
	Title:	Executive Chair

CONTINENTAL INSURANCE GROUP LTD.

By:	/s/ James P. Corcoran
	Name:	James P. Corcoran
	Title:	Executive Chair

CONTINENTAL LTC INC.

By:	/s/ James P. Corcoran
	Name:	James. P. Corcoran
	Title:	Executive Chair

HC2 HOLDINGS, INC.

By:	/s/ Michael J. Sena
	Name:	Michael J. Sena
	Title:	Chief Financial Officer